EXHIBIT 99.1

EDAP Reports Record Full Year 2009 Preliminary Unaudited Results

2009 Highlights:

  Record revenue of EUR 24.9 million (USD 34.7 million), up 7.9% year-over-year
  Ablatherm-HIFU RPP treatments increased 24.0% year-over-year
  Strong EUR 12.7 million (USD 18.2 million) cash position

LYON, France, Feb. 16, 2010 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today preliminary top-line financial revenues for the full year ended December 31, 2009. Revenue for the full year 2009 was approximately EUR 24.9 million, an increase of 7.9% from the full year 2008.

The Company reported record revenue growth for the third consecutive year.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "We are pleased with our continued growth in 2009. Our top line revenue reflected the strong sales trend achieved in our lithotripsy business driven by our new and innovative Sonolith-Isys device. Full year 2009 revenue also reflected ongoing market penetration and geographic expansion of HIFU RPP activity as a preferred and validated business model."

Mr. Oczachowski, concluded, "Delivering innovation through our technology and business models has been our growth driver for the past three years, and we are continuing to focus efforts on providing non-invasive, user-friendly treatment solutions to patients and practitioners. We are also prudently managing our financial resources to preserve our strong cash position, as we aggressively move forward with our long-term growth strategy."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          R.J. Pellegrino
          646-536-7009
          rpellegrino@theruthgroup.com